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                             July 15, 2022

       Mark Suchinski
       Chief Financial Officer
       Spirit AeroSystems Holdings, Inc.
       3801 South Oliver
       Wichita, Kansas 67210

                                                        Re: Spirit AeroSystems
Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response Dated June
22, 2022
                                                            File No. 001-33160

       Dear Mr. Suchinski:

              We have reviewed your June 22, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 9, 2022 letter.

       Response Dated June 22, 2022

       Risk Factors, page 14

   1. We note your response to prior comment two. Please further address the following:

                                                              Please clearly
identify the transition risks you have considered, including those identified in our
comment, and tell us how you evaluated them, providing support for your determinations
of materiality.

                                                              Your response
indicates that your SEC filings address the impacts climate-change and associated
regulations may potentially have on you. Please provide references to the relevant
disclosure, such as the risks that your existing products may be replaced by products you do
not currently manufacture and that you may be required to make
 Mark Suchinski
FirstName  LastNameMark  Suchinski
Spirit AeroSystems Holdings, Inc.
Comapany
July       NameSpirit AeroSystems Holdings, Inc.
     15, 2022
July 15,
Page  2 2022 Page 2
FirstName LastName
              material investments. In this regard, the risk factor on page 21 relating to climate change appears to focus on legislative and regulatory initiatives and the severity and frequency of natural disasters.

                Your response identifies an industry-wide goal of carbon neutrality by 2050. Please tell us how you considered disclosing the transition risks relating to this goal and the potential consequences to the company. Provide more information regarding the potential declines in product demand, replacement of products, and material investments, including expected timing.

                We note from your response that you are not in a position to specifically quantify the potential future financial statement risks or benefits of transitioning to an entirely low-carbon portfolio due to the "early stage of determining what products may be required and the long-cycle nature" of your business. Please tell us how you considered disclosing these uncertainties and the associated risks.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
38

2. We note from your response to prior comment four that the projects in your sustainability report were not considered to be either qualitatively or quantitatively material. Provide us with additional detail to support this statement, including the quantitative information requested in our prior comment.
3. We note your response to prior comment five. Please provide additional information explaining how you considered providing disclosure regarding the indirect consequences of climate-related regulation or business trends, including with regard to the individual items noted in our prior comment. Additionally, please clarify whether commitments by your primary customers to achieve carbon neutrality targets are expected to impact demand, competition, or opportunities, or have other indirect consequences.
4. We note your response to prior comment six and reissue in part. Please provide quantitative information for each of the periods covered by your Form 10-K to substantiate your conclusion that weather-related damages to your property or operations and the cost of insurance were not material, and explain whether increased amounts are expected in future periods.
5. We note from your response to prior comment eight that you do not currently purchase or sell a material amount of carbon credits or offsets. Please provide us with additional detail regarding your purchases or sales of carbon credits or offsets, including the quantitative information requested in our prior comment.
 Mark Suchinski
Spirit AeroSystems Holdings, Inc.
July 15, 2022
Page 3

       Please contact Patrick Fullem at (202) 551-8337 or Jennifer Angelini at
(202) 551-3047
with any questions.



FirstName LastNameMark Suchinski                          Sincerely,
Comapany NameSpirit AeroSystems Holdings, Inc.
                                                          Division of
Corporation Finance
July 15, 2022 Page 3                                      Office of
Manufacturing
FirstName LastName